SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Retirement of Director

On October 25, 2025, Tiko Aharonov notified the Board of Directors (the “Board”) of Highway Holdings Limited (the “Company”) of his decision to retire from the Board of Directors, effective October 25, 2025. Mr. Aharonov’s retirement was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expresses its gratitude to Mr. Aharonov for his years of dedicated service and valuable contributions to the Company.

Appointment of Director

Effective immediately on October 25, 2025 after Mr. Aharonov’s retirement, the Board appointed Doron Aharonov as a Class III director to fill the vacancy created by the retirement of Tiko Aharonov.

Doron Aharonov, age 47, currently serves as a real estate broker with Compass in Manhattan, New York. From 2018 to 2023, he was a commercial real estate agent with CBRE Ltd. in Israel, and from 2015 to 2018 he was a broker with Douglas Elliman Real Estate in New York. Mr. Aharonov holds a B.A. in Business Administration (Finance) from Ono Academic College and served in the Israel Defense Forces from 1997 to 2000 as a Company Sergeant Major in the Free Fall Training School.

There are no family relationships between Mr. Aharonov and any director or executive officer of the Company and no transactions in which Mr. Aharonov has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 10, 2025	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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